IBT BANCORP INC

2002 ANNUAL REPORT

PERFORMANCE


IRWIN

Exceeding Expectations

TOTAL ASSETS – AS OF 12/31 (IN MILLIONS)


$700
$600
$500
$400
$300
$200
$100
$412.3
$445.7
$496.4
$524.0
$584.0
1998
1999
2000
2001
2002

TOTAL EQUITY – (IN THOUSANDS)


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$38,201
$37,905
$44,615
$49,725
$56,151
1998
1999
2000
2001
2002

NET INCOME – (IN THOUSANDS)


$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$5,801
$6,336
$6,705
$7,465
$8,937
1998
1999
2000
2001
2002

DILUTED EARNINGS PER SHARE


$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$1.92
$2.10
$2.23
$2.49
$2.99
1998
1999
2000
2001
2002

DIVIDEND PER SHARE


$1.20
$1.10
$1.00
$.90
$.80
$.70
$.60
$.50
$.40
$.64
$.80
$.92
$1.04
$1.20
1998
1999
2000
2001
2002

Selected Financial Information

IBT Bancorp, Inc. & Subsidiary

	At or for the Years Ended				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)				
Selected Balance Sheet Data:					
Assets	$584,035	$524,044	$496,379	$445,721	$412,366
Cash and cash equivalents	15,066	25,219	21,746	19,264	43,396
Securities available for sale	186,718	162,968	167,874	151,063	118,778
Securities held to maturity	-	-	-	-	2,569
Loans receivable (net)	359,872	315,132	291,914	260,502	238,304
Deposits	468,257	422,462	409,638	368,680	356,383
Repurchase agreements	14,526	11,207	9,022	6,457	-
Federal funds purchased	-	-	-	7,000	-
FHLB advances	40,000	35,000	28,000	22,000	14,000
Shareholders' equity	56,151	49,725	44,615	37,905	38,201
Selected Results of Operations					
Interest income	$ 33,560	$ 35,185	$ 33,787	$ 29,731	$ 27,768
Net interest income	20,732	18,226	17,200	16,087	15,182
Provision for loan losses	1,100	500	300	300	300
Net interest income after provision for loan losses	19,632	17,726	16,900	15,787	14,882
Other income	5,317	4,009	2,946	2,764	2,093
Other expense	12,831	11,284	10,181	9,233	8,438
Net income	8,937	7,465	6,705	6,336	5,801
Per Share Data:					
Net Income					
Basic	$ 3.00	$ 2.49	$ 2.23	$ 2.10	$ 1.92
Diluted	2.99	2.49	2.23	2.10	1.92
Cash dividends declared	1.20	1.04	0.92	0.80	0.64
Selected Ratios:					
Return on average assets	1.61%	1.45%	1.44%	1.49%	1.54%
Return on average equity	16.95%	15.57%	16.87%	16.54%	15.97%
Ratio of avg. equity to avg. assets	9.47%	9.31%	8.52%	8.99%	9.63%
Dividend payout	40.00%	41.77%	41.26%	38.10%	33.33%

A Message To Our Shareholders



Our financial performance.

2002 was truly a year of record-breaking financial performance for IBT Bancorp, Inc. Through its Irwin Bank and Trust Company subsidiary, IBT Bancorp achieved significant growth in assets, strong earnings and an outstanding efficiency ratio. As a result, the value of our shareholders' investment in IBT Bancorp stock improved significantly. The stock ended the year at $37.95 per share, an increase of $9.45 per share or 33%. If dividends are included, the return on one share of stock was 37%. We are pleased to provide our shareholders with a superior return on their investment. Earnings for 2002 increased by an impressive 19.72%, to $2.99 per diluted share. Dividends increased to $1.20 per share, up 15% from 2001.

Interest rates, non-interest income and operating expenses.

The dominant story for 2002 was the reduction in interest rates. From January 31, 2001 to November 6, 2002 the Federal Reserve cut the federal funds rate eleven times, from 6% to 1.25%. Banks responded by cutting the rates paid on deposits and the rates charged for loans. By year-end, deposit rates on checking, savings and money market accounts were at historic lows. This left little room for further adjustment against declining lending rates, causing what is known as margin compression. Banks nationwide will be wrestling with this condition in 2003 as will this Company. Margin compression strains the net interest margin, a major component of net income.

In order to maintain or improve our results it is necessary to manage margin compression, increase non-interest income, and continue to control operating expenses. These objectives were a major influence on our decision-making in 2002 and will surely drive our thinking in 2003. The Company continues to emphasize the addition of fee-based services. Debit cards and electronic banking are two such products showing steady increases in customer popularity while generating growth in non-interest income. T/A of Irwin, our title insurance company formed in 2000, also posted strong revenue, due in part to the record number of mortgages closed in 2002. We will also continue to expand our Trust Division and UVest Investment Services, providing our customers with alternative investments, trusts, and pension plan administration.

Cost controls offer another positive impact on earnings, and the Company excels in this area. The Bank's overhead expense, as a percentage of assets, was 2.25% at September 30, 2002, the most recent measure. According to data released by the FDIC we ranked in the 18th percentile of banks in our peer group, out-performing 82% of our peers. For banks of our size the nationwide average for overhead expense is 3.02%.

Building on our success.

Although we are proud of our accomplishments in 2002, it is of strategic importance to analyze why we were successful and develop a strategy to build on that success. As Irwin Bank continues to grow, challenges emerge in how to manage the growing enterprise. We need to remain focused on the needs of our customers while maintaining the effectiveness of our leadership, technology and staffing. In 2002, we took steps to address these challenges. First, the senior management organization was re-structured to better focus on our three key objectives of



lending, operations and finance. Second, we continued to recruit, train and promote where needed to effectively fill and improve these and other staff positions. Third, we improved our level of service to our customers with new technology and training. Fourth, we addressed the needs of the community by providing both outstanding product value and significant financial and volunteer contributions to many organizations.

Adapting to change in the marketplace.

2002 brought about major changes in our marketplace defined by several mergers and acquisitions among our competitors. In order to better understand the impact of these events, we conducted surveys of customers and non-customers for their opinions. Their overwhelming response was that the Company's role as a local banking institution is significant. They also validated the fact that the Irwin Bank and Trust Company brand is built on our commitment to the community and on the personal service provided by our employees. As the cornerstone of our marketing strategy we remain committed to providing our current and future customers with the local banking relationship that is important to them.

We look forward to 2003 with much excitement and confidence. We will be offering new products, improved technologies and an expanded presence in the marketplace. In spite of pressure on the national economy, Irwin Bank is uniquely positioned for continued success and growth.

Charles G. Urtin
President & Chief Executive Officer
IBT Bancorp, Inc.

J. Curt Gardner
Chairman of the Board
IBT Bancorp, Inc.



For our customers - improving skills, technology, and service.

Rather than rest on our laurels, we are taking steps to build on success. In 2002, Branch Managers participated in the Stickler Training Program for customer service and sales performance development. Also in 2002, on-line teller technology was implemented to give our tellers access to a wealth of real-time account information to better serve the customer. Among the benefits for the customer is the immediate verification of funds availability. We also improved our internet web site by launching a unique information "portal" on our home page and by adding on-line loan application capability. The result is more convenience for our customers.



Keeping abreast of technology is an ongoing management priority. In 2002, "on-line" teller capability provided a good example of how the company is adding new technology to improve customer service, productivity and efficiency.

For our communities - broad support both financially and professionally.

Irwin Bank continues to help weave the fiber of the community. Last year we provided financial support through grants, donations and sponsorships to over 200 public safety, school, sporting, social, service and special events organizations. Irwin Bank employees contributed hundreds of hours of volunteer time to these groups as well. We also feel an obligation to provide outstanding product value and exceptional service as part of our community banking philosophy. After all, we are responsible for helping our customers achieve their piece of the American dream including home ownership, prosperity and financial security.


IRWIN

When asked if it is important that Irwin Bank is a local, community bank, customers surveyed in 2002 responded with a resounding "YES"! Supporting other community institutions and organizations is one way the Bank fulfills this responsibility in the communities it serves.


myIrwinBank
IRWIN BANK

In 2002, the Irwin Bank and Trust Company home page became a portal offering quick access to banking services and a new list of local information. The page offers direct links to IBT e-link, UVest investments, trust accounts and product information. Dozens of local information resources are now available including local news, weather, stocks, and school information. The addition of on-line loan application has extended our marketing reach with the internet customer. Monthly visits to www.myIrwinBank.com increased 62% in 2002 as a result.

Adapting to growth: a new senior management structure.

As Irwin Bank continues to grow, its management environment becomes more complex. To keep pace with this challenge, three new senior management positions were established in 2002. Management objectives were focused on the three key areas of lending, operations and finance. Robert Bowell assumed the position of Chief Lending Officer, responsible for Irwin Bank's consumer and commercial lending. David Finui was named Chief Operations Officer with responsibility for retail, branch and data processing operations including the Trust and Uvest investment divisions. Raymond Suchta, was hired to fill the position of Chief Financial Officer, responsible for shareholder relations, Securities and Exchange Commission compliance, asset and liability management and bank accounting.

Irwin Bank and Trust Company Officers

J.Curt Gardner, *Chairman of the Board*

Charles G. Urtin, *President / Chief Executive Officer*

Robert A. Bowell, *Executive Vice President / Secretary-Treasurer / Chief Lending Officer*

David A. Finui, *Senior Vice President / Chief Operations Officer*

Raymond G. Suchta, *CPA, Vice President / Chief Financial Officer*

Leslie F. Petras, *Senior Vice President / Commercial Lending*

Wayne J. Brentzel, *Vice President / Branch Administration / Business Development*

Scott J. Fisher, *Vice President / Trust*

Jay Gordon, *Vice President / Commercial Lending*

Alan Lazar, *Vice President / Commercial Lending*

Joseph A. Mignogna, *Vice President / Compliance Officer*

John J. Minkel, *Vice President / Consumer Lending*

Scott D. Porterfield, *Vice President / Commercial Lending*

Stacey G. Winfield, *Vice President / Commercial Lending*

Barbara A. Burzio, *Assistant Vice President / Commercial Lending*

Lisa A. Dawson, *Assistant Vice President / Collections*

Barbara DelBene, *Assistant Vice President / Branch Manager - White Oak*

Keith Frid, *Assistant Vice-President / Auditor*

Beverly A. Hahn, *Assistant Vice President / Branch Manager - Penn Township*

Donald D. Henderson III, *Assistant Vice President / Operations*

Debra S. Hopper, *Assistant Vice-President / Human Resources*

Nancy J. McCullough, *Assistant Vice President / Branch Manager - Route 30*

Robert G. Michaud, *Assistant Vice President / Marketing*

Darwin H. Poole, *Assistant Vice President / Data Processing*

Kristin S. Robertucci, *Assistant Vice President /Accounting*

Nancy A. Smith, *Assistant Vice President / Mortgage Lending*

Linda D. Shaner, *Assistant Vice President / Branch Manager - Haymaker Village*

Georganne L. Shuster, *Assistant Vice President / Commercial Lending*

Thomas R. Stephenson, *Assistant Vice-President / Loan Review*

Gene Bender, *Assistant Trust Officer*

Carolyn Sue Bozzick, *Consumer Loan Officer*

Sheli L. Fyock, *Assistant Secretary / Marketing Officer*

Maurine J. Peer, *Retail Banking Officer / Main Office*

Denise Y. Poole, *Operations Officer*

Sandra L. Schwaderer, *Retail Banking Officer, Pitcairn*



Raymond G. Suchta Charles G. Urtin Robert A. Bowell David A. Finui

Success is driven by our people.

Irwin Bank and Trust Company's performance could not be achieved without an exceptional effort from each and every employee. The Company's success reflects the spirit of dedication our employees bring to work each day and the hard work that results from it. In recently conducted surveys, our customers told us how much they like this Bank and the people who work here.

In addition, the Pennsylvania Bankers Association recently inducted six of our employees into the 40 Year Club. These employees were recognized for serving 40 or more years in the Pennsylvania banking industry and maintaining a regular membership in the PBA. The inductees are: Wayne J. Brentzel 42 years in banking, William C. Davies (since retired) 45 years in banking, J. Curt Gardner (current Chairman of the Board) 40 years in banking, Beverly A. Hahn 41 years in banking, Nancy J. McCullough 42 years in banking, Joseph A. Mignogna 40 years in banking.

We are proud to honor these employees for their many years of distinguished service to Pennsylvania banking.

We are also pleased to recognize our officers who achieved higher rank and those who joined Irwin Bank and Trust Company last year.

Promotions & New Hires

Robert A. Bowell (opposite page)
Executive Vice President/CLO
Promoted January, 2002

David A. Finui (opposite page)
Senior Vice President/COO
Promoted January, 2002

Raymond G. Suchta (opposite page)
Vice President/CFO
Hired January, 2002

1) Carolyn Sue Bozzick
Consumer Loan Officer
Promoted April, 2002

2) Barbara A. Burzio
Assistant Vice President/
Commercial Lending
Hired February, 2002

3) Barbara J. DelBene
Assistant Vice President/
Branch Manager –White Oak Office
Promoted April, 2002

4) Mary Ann Ernette
Investment Consultant/
UVEST Investment Services
Hired June, 2002

5) Scott D. Porterfield
Vice President/Commercial Lending
Hired November, 2002

6) Scott J. Fisher
Vice President/Trust Officer
Hired February, 2002

7) Robert G. Michaud
Assistant Vice President/Marketing
Promoted April, 2002

8) Sandra L. Schwaderer
Retail Banking Officer/
Branch Manager-Pitcairn Office
Promoted April, 2002

9) Linda D. Shaner
Assistant Vice President/
Branch Manager – Haymaker Office
Hired April, 2002

10) Georganne L. Shuster
Assistant Vice President/
Commercial Lending
Hired July, 2002






















SCHOOL BUS
26

Serving as the financial institution for several government and organizational entities is an important responsibility in which we take great pride. These relationships offer testimony to the capabilities of our systems and our staff.



The deposit processing and cash management needs of merchants can be fast-paced, diverse and aggressive. We continue to seek out and add new capabilities to provide the highest level of service to our commercial clients.

Commercial banking services

Several Western Pennsylvania community banks have recently changed hands through mergers and acquisitions. This has resulted in Irwin Bank and Trust Company gaining attention as a leader in providing the local banking relationship so many businesses desire. The Company is highly respected as a regional financial institution that is small enough to still connect with its customers. Two examples bear this out: First, a growing list of municipalities and school districts have been attracted to Irwin Bank and Trust Company for banking and financial services. These large institutions recognize the Bank as skilled in providing the value and service they expect and deserve. Second, the Bank's Trust Division continues to grow on its reputation for competence and its high level of service and commitment to smaller trust relationships.

Irwin Bank and Trust Company continues to expand its capabilities in commercial banking and lending while expanding its market reach throughout Western Pennsylvania. In addition to satisfying the traditional lending and deposit needs of its customers, several other commercial banking solutions are offered. For higher volume deposit customers, the Bank's operations staff can review the specific transaction patterns for each client and custom-tailor a banking solution to best fit those needs. This service is called Account Analysis and it includes a variety of diverse capabilities including ACH, cash and receivables deposit options, and internet banking solutions. Cash Management is another way that the Bank services its larger depositors through the convenience and interest-bearing benefits of sweep accounts which automatically move funds from multiple accounts into and out of overnight investment instruments.
To improve customer cash flow, Irwin Bank

and Trust Company offers Business Manager, a service that turns receivables into cash. As an alternative to traditional lending, the Company also offers equipment leasing. These capabilities are overviewed in a new Commercial Services Guide created by the Company in 2002.

A strong performance in real estate financing and installment lending

The low interest rate environment in 2002 provided a big opportunity for Irwin Bank and Trust Company to service the lending needs of its customers. Real estate loans led the way, with a record number of mortgages and refinances continuing throughout the year. Consumer installment loan volume was also high, although somewhat offset by the payoff of existing, higher rate loans. A strong increase in lines of credit, both in number and in utilization, helped make up the difference. Consumer response to the aggressive promotion of lines of credit in the fourth quarter was noteworthy, highlighted by a steady and increasing number of applications being received on-line from the Irwin Bank internet website. The Bank's lending department put forth an exceptional effort in the origination, processing and closing of 2002's record volume of activity, providing another example of how dedicated the Bank's employees are to its customers.

At a glance, all of these financial services represent the essence of modern banking. As a Community Bank, however, we like to think of it as servicing the progress and growth of Western Pennsylvania and the financial needs of its citizens.


GREENSBURG
COUNTRY CLUB

Commercial lending fuels the engine of economic progress. When the job calls for capital expansion of facilities or equipment, our Business Relationship Managers find a way and have the tools to "make it happen".



The region is currently enjoying growth in new residential construction, and the Bank is providing financing for developers and home-builders. Low interest rates in 2002 brought many buyers to these new homes, and a record number of new and refinanced mortgages to the Bank.



IBT Bancorp, Inc. Board of Directors

(Back row:) Charles G. Urtin, *President / CEO,* Edwin A. Paulone, *Director,* Dr. Grant J. Shevchik, *Director,* Robert Rebich, *Director,* Robert C. Whisner, *Director,* Richard J. Hoffman, *Director,* *(Front row:)* Richard L. Ryan, *Director,* Thomas Beter, *Director,* J. Curt Gardner, *Chairman*

IBT Bancorp Management

J. Curt Gardner, *Chairman,* Charles G. Urtin, *President / CEO,* Robert A. Bowell, *Executive Vice President / Secretary-Treasurer,* Raymond G. Suchta, CPA, *Vice President / Chief Financial Officer*


IRWIN BANK

William D. Fawcett,
Director Emeritus

In 2002, Mr. Fawcett was named Director Emeritus in recognition for his outstanding contribution to the Company during his 19 year tenure on the Board of Directors. Mr. Fawcett is President of the Lee-Thompson-Fawcett Company, which sells over 700 food products in 14 states under the "Bell View" brand.

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipate", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. IBT Bancorp, Inc. undertakes no obligation to publicly release the results of any revisions to those forward looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

GENERAL

IBT Bancorp, Inc. is a bank holding company headquartered in Irwin, Pennsylvania, which provides a full range of commercial and retail banking services through its wholly owned banking subsidiary, Irwin Bank & Trust Co. (collectively, the "Company").

FINANCIAL CONDITION

At December 31, 2002, total assets increased $60.0 million, or 11.5%, to $584.0 million from $524.0 million at December 31, 2001. The increase in total assets was primarily the result of a $45.1 million increase in net loans receivable and a net increase of $23.8 million in securities available for sale. Such increases were partially offset by a $10.1 million decrease in cash and cash equivalents. The growth in total deposits of $45.8 million and additional FHLB advances of $5.0 million were used primarily to fund the growth in the loan portfolio and for the purchase of available for sale securities.

The increase in available for sale securities was the result of investments in obligations of U.S. government agencies and mortgage related securities. Such investments were short-term fixed rate and amortizing securities, positioning the portfolio should interest rates increase while maintaining ample liquidity.

The increase in the loan portfolio was primarily the result of the growth of fixed rate one-to four-family mortgage loans, multi-family properties, commercial mortgages, and loans made to municipalities of $5.4 million, $11.1 million, $17.3 million, and $5.8 million, respectively. The loan portfolio continues to grow due to the Company's offering of competitive market interest rates.

At December 31, 2002, total liabilities increased $53.6 million, or 11.3%, to $527.9 million from $474.3 million at December 31, 2001. The increase was primarily related to the increase in total deposits of $45.8 million. Of this increase, non-interest bearing and interest-bearing deposits increased $4.2 million and $41.6 million, respectively. The increase in interest-bearing deposits resulted mainly from increases in certificates of deposit and savings accounts of $27.4 million and $8.1 million, respectively. Such increases were the result of a growing deposit base and competitive pricing.

Non-interest bearing deposits increased $4.2 million to $74.3 million at December 31, 2002 from $70.1 million at December 31, 2001. Such increases reflect additions to non-interest bearing deposits of $7.5 million offset by $3.3 million in investments in repurchase agreements at December 31, 2002. Under the terms of the agreements, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated U.S. Government or Agencies' securities. The Company in turn agrees to repurchase these investments on a daily basis and pay the customers the daily interest earned based on the current market rate. See Note 8 to the consolidated financial statements.

At December 31, 2002, total stockholders' equity increased $6.5 million to $56.2 million from $49.7 million at December 31, 2001. The increase was primarily due to net income of $8.9 million for the period and a $1.4 million increase in accumulated other comprehensive income (net of income taxes), offset by the purchase of $258,000 of Company stock, and dividends paid of $3.6 million. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on the available for sale securities due to fluctuations in interest rates. Because of interest rate volatility, the Company's accumulated other comprehensive income could materially fluctuate for each interim period and year-end. See Note 2 to the consolidated financial statements.

ANALYSIS OF NET INTEREST INCOME

The Company's results of operations are primarily dependent on its net interest income, which is the difference between the interest income earned on assets, primarily loans and investments, and the interest expense on liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also influenced by the level of non-interest expenses, such as employee salaries and benefits and other income, such as loan-related fees and fees on deposit-related services.

RESULTS OF OPERATIONS

Net Income: Net income increased approximately $1.4 million, or 19.7%, to $8.9 million for the year ended December 31, 2002 from $7.5 million for the year ended December 31, 2001. The increase in net income for fiscal 2002 compared to fiscal 2001 was primarily due to a $1.9 million increase in net interest income after provision for loan losses. The increase in net income was primarily attributable to a $31.0 million increase in the average balances of interest-earning assets offset by a 73-basis point decline in the yield on average interest earning assets.

At December 31, 2001, net income increased approximately $760,000, or 11.3%, to $7.5 million from $6.7 million for the year ended December 31, 2000. The increase in net income for fiscal 2001 compared to fiscal 2000 was primarily due to an $800,000 increase in net interest income after provision for loan losses. Such increase was primarily attributable to a $49.9 million increase in the average balances of interest earning assets offset by a 16-basis point decline in the yield on average interest earning assets.

Net Interest Income: Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loans and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.

Net interest income increased $2.5 million, or 13.7% to $20.7 million for 2002 compared to $18.2 million for 2001. The increase was primarily due to the increase in average loans of $33.5 million and average other interest-earning assets (primarily federal funds sold) of $1.2 million offset by a decrease in average investment securities available for sale of $3.8 million and a 73-basis point decrease in the yield on average interest earning assets to 6.38% for 2002 from 7.11% for 2001. The decrease in the yield on average interest earning assets was primarily the result of yield decreases in average loans and average investment securities of 69-basis points and 86-basis points, respectively. The decrease in the average yields reflects the changes in the interest rate environment including the Federal Reserve easing of interest rates during fiscal 2002. Average interest-bearing liabilities increased $29.4 million in fiscal 2002 offset by a 126-basis point decrease in the average cost of funds. As a result, the interest rate spread for fiscal 2002 increased 53-basis points to 3:38% from 2.85% in fiscal 2001.

Net interest income increased $1.0 million, or 5.8%, to $18.2 million for 2001 compared to $17.2 million for 2000. The increase was primarily due to the increase in average loans of $24.6 million and average investment securities available for sale of $17.9 million offset by a 48-basis point decrease in the yield on average interest earning assets to 7.11% for 2001 from 7.59% for 2000. The decrease in the yield on average interest earning assets was primarily the result of yield decreases in average loan and average investment securities of 16-basis points and 81-basis points, respectively. Such decreases reflect the effects of the interest rate environment. Though average interest-bearing liabilities increased $35.3 million in fiscal 2001, interest expense remained relatively unchanged from fiscal 2000 due to a 32-basis point decline in average cost of funds in fiscal 2001.

The following table sets forth certain information relating to the Company's average balance sheet and, reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable (1)	$ 337,600	$ 24,687	7.31%	$ 304,080	$ 24,320	8.00%	$ 279,400	$ 22,808	8.16%
Investment securities available for sale (2)	173,472	8,615	4.97%	177,263	10,337	5.83%	159,394	10,578	6.64%
Investment securities held to maturity	-	-	-	-	-	-	-	-	-
Other interest-earning assets (5)	15,086	258	1.71%	13,850	527	3.81%	6,464	401	6.20%
Total interest earning assets	$ 526,158	$ 33,560	6.38%	$ 495,193	$ 35,184	7.11%	$ 445,258	$ 33,787	7.59%
Non-interest earning assets (7)	30,550			20,404			21,558		
Total assets	$ 556,708			$ 515,597			$ 466,816		
Interest-bearing liabilities:									
Money market accounts	60,735	1,234	2.03%	55,020	1,751	3.18%	56,079	2,275	4.06%
Certificates of Deposit	208,789	7,935	3.80%	205,242	11,286	5.50%	182,465	10,364	5.68%
Other liabilities	157,629	3,660	2.32%	137,481	3,921	2.85%	123,928	3,949	3.19%
Total interest-bearing liabilities	$ 427,153	$ 12,829	3.00%	$ 397,743	$ 16,958	4.26%	$ 362,472	$ 16,588	4.58%
Non-interest-bearing liabilities (7)	76,818			69,904			64,591		
Total liabilities	$ 503,971			$ 467,647			$ 427,063		
Retained Earnings (6)	52,737			47,950			39,753		
Total liabilities and stockholders' equity	$ 556,708			$ 515,597			$ 466,816		
Net interest income		$ 20,731			$ 18,226			$ 17,199	
Interest rate spread (3)			3.38%			2.85%			3.01%
Net yield on interest-earning assets (4)			3.94%			3.68%			3.86%
Ratio of average interest-earning assets to average interest-bearing liabilities			123.18%			124.50%			122.84%

(1) Average balances include non-accrual loans, and are net of deferred loan fees.
(2) Includes interest-bearing deposits in other financial institutions.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest earning assets.
(5) Includes federal funds sold.
(6) Includes capital stock, surplus and accumulated other comprehensive income, less treasury stock.
(7) For 2001, deferred taxes on increases in market value of available-for-sale securities have been reclassified to conform to the current year's classifications. This reclassification increased non-interest earning assets and non-interest bearing liabilities, stockholders' equity and net income were not effected.

The following table shows the effect of changes in volumes and rates on interest income and interest expense. The changes in interest income and interest expense attributable to changes in both volume and rate have been allocated to the changes due to rate. Tax exempt income was not recalculated on a tax equivalent basis due to the immateriality of the change to the table resulting from a recalculation.

	Year Ended December 31, 2002 vs. 2001 Increase (Decrease) Due to			Year Ended December 31, 2001 vs. 2000 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans receivable	$ 2,681	$ (2,314)	$ 367	$ 2,014	$ (502)	$ 1,512
Investment securities available for sale	(221)	(1,501)	(1,722)	1,186	(1,427)	(241)
Investment securities held to maturity	-	-	-	-	-	-
Other interest earning assets	47	(316)	(269)	458	(332)	126
Total interest-earning assets	2,507	(4,131)	(1,624)	3,658	(2,261)	1,397
Interest expense:						
Money market accounts	182	(699)	(517)	(43)	(481)	(524)
Certificates of deposit	195	(3,546)	(3,351)	1,294	(372)	922
Other liabilities	574	(836)	(262)	432	(460)	(28)
Total interest-bearing liabilities	951	(5,081)	(4,130)	1,683	(1,313)	370
Net change in interest income	$ 1,556	$ 950	$ 2,506	$ 1,975	$ (948)	$ 1,027

Provision for Loan Losses: The Company recorded a provision for loan losses of $1.1 million, $500,000 and $300,000 for 2002, 2001, and 2000, respectively. The $600,000 increase in the provision for loan losses for the year ended December 31, 2002 was precipitated by net charge offs of $341,000 and the increase in the loan portfolio.

It is the policy of management to maintain an allowance for loan losses, which is adequate to absorb potential losses inherent in the loan portfolio for unidentified loans as well as classified loans. The allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Large groups of smaller balance homogeneous loans are valued collectively for impairment. The amount of the loss reserve is calculated using historical loss rates, net of recoveries, adjusted for environmental, and other qualitative factors such as industry, geographical, economic and political factors that can affect loss rates or loss measurements. Allowances for losses on specifically identified loans that are determined to be impaired are calculated based upon collateral value, market value, if determinable, or the present value of estimated future cash flows. The allowance is increased by a charge to operations, and reduced by charge-offs, net of recoveries.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses, which may be realized in the future, and that additional provisions for losses on loans will not be required.

Other Income: Total other income increased approximately $1.3 million, or 32.5% to $5.3 million for the year ended December 31, 2002 from $4.0 million for the year ended December 31, 2001. Such increase was the result of $516,000 in additional service fees primarily generated from overdraft fees, $499,000 in increased cash surrender value from bank owned life insurance and other life insurance policies, and $456,000 in other income. The increase in other income resulted primarily from an additional $142,000 in gains generated from loan sales, net gains from the sale of real estate of $104,000 and $186,000 from TA of Irwin, L.P., a partnership formed by the Company in October 2000 to provide title insurance to the general public. Such increases in fiscal 2002 were offset by a decrease of $258,000 in net investment security gains compared to fiscal 2001.

Total other income increased approximately $1.1 million, or 37.9%, to $4.0 million for the year ended December 31, 2001 from $2.9 million for the year ended December 31, 2000. The increase was primarily the result of gains from available for sale securities, originally purchased at a discount, of $453,000, where the issuing agencies exercised their option to call the securities prior to their maturity. Also, service fees increased $300,000 due primarily to a $122,000 increase in miscellaneous loan fee income generated through rate modification fees on existing loans, $78,000 in additional overdraft fees due to the increased deposit base, and $43,000 in service fees from the "extra" checking product. Debit card fees increased $119,000 a result of increased usage. Other income increased $200,000 primarily due to income of $102,000 from T.A. of Irwin, L.P., $43,000 in additional income generated through the Company's Trust Department, and $49,000 in commissions received from the sale of investment products through UVest Financial Services, a company which provides alternative investment products.

Other Expenses: Total other expense increased $1.5 million, or 13.3%, to $12.8 million for 2002 from $11.3 million for 2001. Of this increase, approximately $939,000 was the result of increased salaries, which reached $5.3 million at December 31, 2002 from $4.4 million at December 31, 2001. The increase in salaries was a combination of additional staff and annual merit increases. Pension and other employee benefits increased $238,000 to $1.3 million at December 31, 2002 primarily due to a $117,000 increase in health insurance premiums. Occupancy expense increased $119,000 to $1.3 million, for 2002 from $1.2 million at December 31, 2001 predominately due to increased depreciation and real estate tax expense of $77,000 and $17,000, respectively. Other expenses increased $206,000 to $3.0 million for 2002 from $2.8 million for 2001. This increase was mainly due to increased postage, check collection costs, and losses as a result of bad checks and ATM fraud of $29,000, $45,000, and $64,000, respectively. All of these increases were non-material in nature and are due to the normal cost of doing business.

Total other expenses increased approximately $1.1 million, or 10.8%, to $11.3 million for 2001 from $10.2 million for 2000. This increase was primarily the result of an increase in salaries of approximately $300,000 to $4.4 million for 2001 from $4.1 million for 2000. Such increase was mainly due to annual merit increases and net staff increases of 5 full-time employees. Occupancy expense increased $200,000 to $1.2 million in 2001 from $1.0 million in 2000 primarily due to increased depreciation, rental, real estate tax expense, and building maintenance expense of $80,000, $27,000, $24,000, and $28,000, respectively. Data processing and ATM expenses increased $178,000 to $1.2 million in 2001 from $972,000 in 2000. Such increases were a result of increased fees from the Company's processors. Other expenses increased $500,000 to $3.5 million for 2001 from $3.0 million for 2000. Such increase was primarily due to increased legal fees of $76,000, increased losses from bad checks of $59,000, increased costs related to debit card usage of $53,000, and increased postage expense of $41,000. All of these increases were non-material in nature and are due to the normal cost of doing business.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds include savings, deposits, loan repayments and prepayments, cash from operations and borrowings from the Federal Home Loan Bank. The Company uses its capital resources principally to fund loan originations and purchases, to repay maturing borrowings, to purchase investments, and for short-term liquidity needs. The Company expects to be able to fund or refinance, on a timely basis, its commitments and long-term liabilities. As of December 31, 2002, the Company had commitments to extend credit of $75.5 million.

The Company's liquid assets consist of cash and cash equivalents, which include short-term investments. The levels of these assets are dependent on the Company's operating, financing, and investment activities during any given period. At December 31, 2002, cash and cash equivalents totaled $15.1 million.

Net cash from operating activities for 2002 totaled $8.7 million, as compared to net cash used by operating activities of $377,000 for 2001. The decrease in cash due to changes in other assets in 2001 was primarily the result of a $10.0 million purchase of bank owned life insurance. See Note 6 to the consolidated financial statements. Net cash from operating activities totaled $7.3 million for 2000.

Net cash used by investing activities for 2002 totaled $69.1 million, as compared to cash used of $14.7 million for 2001 and $44.0 million for 2000. The increase of $54.4 million for 2002 was primarily due to an increase in purchases of securities available for sale of $26.4 million, an increase in net loans made to customers of $22.5 million, and a decrease in the proceeds from maturities of securities available for sale of $26.2 million, offset by proceeds from sales of securities available for sale of $23.6 million. The decrease of $29.3 million for 2001 was mainly attributed to an increase of $86.6 million in proceeds from maturities of securities held to maturity and a decrease of $8.0 million in net loans made to customers, offset by $69.8 million in purchases of securities available for sale.

Net cash from financing activities for the year ended December 31, 2002 totaled $50.3 million, as compared to net cash from financing activities of $18.5 million for 2001 and $39.2 million for 2000. The $31.8 million increase in cash from financing activities for 2002 was primarily the result of a $33.0 million increase in deposits. The $20.7 million decrease in cash from financing activities for 2001 was due to a $28.2 million decrease in deposits offset by an increase of $7.0 million in federal funds purchased.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

The principle objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the appropriate level of risk given the Company's business strategy, operating environment, capital and liquidity requirements, performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Company seeks to minimize the vulnerability of its operations to changes in interest rates. The Company's Asset/Liability Committee is comprised of the Company's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest margin, the market value of the portfolio and the effect that changes in interest rates will have on the Company's portfolio and the Company's exposure limits.

The Company utilizes the following strategies to manage interest rate risk:

- When market conditions permit, to originate and hold in its portfolio adjustable rate loans;
- Sell fixed rate mortgage loans that conform to Federal National Mortgage Association guidelines when sales can be achieved on terms favorable to the Company;
- Lengthen the maturities of its liabilities when deemed cost effective through the utilization of Federal Home Loan Bank advances;
- Purchase mortgage-backed securities for the available for sale securities portfolio with cash flows that can be reinvested in higher earning instruments when interest rates rise; and
- Generally, maintain securities in the available for sale portfolio that are short term to offset the risk of long term fixed rate mortgage loans in a rising rate environment.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing maturity, and the instruments' fair values at December 31, 2002. Market risk sensitive instruments are generally defined as those instruments that can be adversely impacted by changes in market interest rates. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk. Expected maturities are contractual maturities adjusted for prepayments of principle. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, call dates and projected repayments of principle. For interest earning assets, no prepayments are assumed. Interest bearing liabilities, such as negotiable order of withdrawal ("NOW") accounts, money market accounts, and similar interest bearing demand accounts are subject to immediate withdrawal or repricing and are therefore presented in the earliest period in the table.

Expected Maturity/Principal Repayment at December 31,

	2003	2004	2005	2006	2007	Total Thereafter	Book Value	Fair Value
				(Dollars in thousands)				
Interest-earning assets								
Mortgage loans	8,326	9,055	9,759	12,160	15,114	155,830	210,244	224,153
Home equity loans, second mortgage loans, student loans, other loans	26,410	10,109	8,959	7,548	6,522	17,852	83,233	83,273
Commercial loans, municipal loans	29,708	4,875	3,897	3,218	2,058	26,068	69,824	71,943
Investment securities available for sale	5,374	12,099	3,496	-	4,760	154,185	179,523	183,565
Interest-bearing liabilities								
NOW and other transaction accounts	13,542	-	-	-	-	-	13,542	13,542
Money market and other savings accounts	153,046	-	-	-	-	-	153,046	153,046
Certificates of deposits	120,389	34,279	43,876	6,587	13,301	8,899	227,330	232,917
Federal home loan bank of Pittsburgh advances	-	10,000	-	-	2,000	28,000	40,000	50,395

EDWARDS
SAUER &
OWENS

Certified Public Accountants &
Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
IBT Bancorp, Inc.
Irwin, Pennsylvania

We have audited the accompanying consolidated balance sheets of IBT Bancorp, Inc. (the Bancorp), and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBT Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Edwards Sauer & Owens

Pittsburgh, Pennsylvania
January 29, 2003

CONSOLIDATED BALANCE SHEET

IBT BANCORP, INC. AND SUBSIDIARY

	December 31, 2002	December 31, 2001
ASSETS		
Cash and due from banks	$ 12,677,160	$ 16,751,407
Interest-bearing deposits in banks	760,118	7,373,528
Federal funds sold	1,629,000	1,094,000
Certificate of deposit	100,000	100,000
Securities available for sale	183,564,960	160,866,698
Federal Home Loan Bank stock, at cost	3,152,600	2,101,800
Loans, net of allowance for loan losses of $2,873,067 in 2002 and $2,113,806 in 2001	359,871,514	315,131,774
Premises and equipment, net	4,759,015	4,655,510
Other assets	17,520,354	15,969,430
Total Assets	$ 584,034,721	$ 524,044,147
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ 74,339,035	$ 70,121,716
Interest-bearing	393,918,292	352,340,377
Total deposits	468,257,327	422,462,093
Repurchase agreements	14,525,836	11,207,072
Accrued interest and other liabilities	5,100,380	5,650,276
FHLB advances	40,000,000	35,000,000
Total liabilities	527,883,543	474,319,441
Stockholders' Equity		
Capital stock, par value $1.25, 50,000,000 shares authorized, 3,023,799 shares issued, 2,977,655 and 2,985,695 shares outstanding at December 31, 2002 and December 31, 2001, respectively	3,779,749	3,779,749
Surplus	2,073,102	2,073,102
Retained earnings	48,974,137	43,613,936
Accumulated other comprehensive income	2,667,456	1,342,672
	57,494,444	50,809,459
Less: Treasury stock, at cost	(1,343,266)	(1,084,753)
Total stockholders' equity	56,151,178	49,724,706
Total Liabilities and Stockholders' Equity	$ 584,034,721	$ 524,044,147

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

IBT BANCORP, INC. AND SUBSIDIARY

	Years Ended December 31, 2002	2001	2000
Interest Income			
Loans, including fees	$ 24,687,048	$ 24,320,407	$ 22,807,718
Investment securities	8,614,876	10,337,309	10,578,510
Federal funds sold	258,302	527,021	400,886
Total interest income	33,560,226	35,184,737	33,787,114
Interest Expense			
Deposits	10,537,451	14,773,560	14,603,671
FHLB advances	2,113,678	1,833,212	1,586,859
Repurchase agreements	177,464	351,473	362,684
Federal funds purchased	-	-	34,354
Total interest expense	12,828,593	16,958,245	16,587,568
Net Interest Income	20,731,633	18,226,492	17,199,546
Provision for Loan Losses	1,100,000	500,000	300,000
Net Interest Income after Provision for Loan Losses	19,631,633	17,726,492	16,899,546
Other Income (Losses)			
Service fees	2,370,568	1,854,595	1,645,913
Investment security gains	158,670	452,890	-
Investment security losses	(24,925)	(60,792)	(106,974)
Cash surrender value increases	584,847	85,914	49,707
Debit card fees	615,517	520,393	401,080
Other income	1,612,378	1,155,822	956,715
Total other income	5,317,055	4,008,822	2,946,441
Other Expenses			
Salaries	5,297,750	4,359,468	4,084,817
Pension and other employee benefits	1,318,944	1,081,027	1,056,116
Occupancy expense	1,329,170	1,209,779	1,020,734
Data processing expense	729,548	750,896	588,193
Advertising expense	406,898	340,513	301,686
Pennsylvania shares tax	391,557	341,823	307,337
ATM expense	349,311	398,986	383,935
Other expenses	3,007,900	2,801,664	2,438,469
Total other expenses	12,831,078	11,284,156	10,181,287
Income Before Income Taxes	12,117,610	10,451,158	9,664,700
Provision for Income Taxes	3,180,311	2,985,824	2,959,439
Net income	$ 8,937,299	$ 7,465,334	$ 6,705,261
Basic Earnings per Share	$ 3.00	$ 2.49	$ 2.23
Diluted Earnings per Share	$ 2.99	$ 2.49	$ 2.23

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 2002, 2001 and 2000

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 1999	$ 3,779,749	$ 2,073,102	$ 35,318,637	$ (3,178,596)	$ (87,612)	$ 37,905,280
Comprehensive Income						
Net income			6,705,261			6,705,261
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax of $1,722,575				3,343,822		3,343,822
Reclassification adjustment, net of deferred income tax of $12,415				24,100		24,100
						3,367,922
Total Comprehensive Income						10,073,183
Cash dividends ($0.92)			(2,762,018)			(2,762,018)
Purchase of Treasury Stock					(601,864)	(601,864)
Balance at December 31, 2000	$ 3,779,749	$ 2,073,102	$ 39,261,880	$ 189,326	$ (689,476)	$ 44,614,581

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 2002, 2001 and 2000

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 2000	$ 3,779,749	$ 2,073,102	$ 39,261,880	$ 189,326	$ (689,476)	$ 44,614,581
Comprehensive Income						
Net income			7,465,334			7,465,334
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax of $747,292				1,450,626		1,450,626
Reclassification adjustment, net of deferred income tax benefit of $153,144				(297,280)		(297,280)
						1,153,346
Total Comprehensive Income						8,618,680
Cash dividends ($1.04)			(3,113,278)			(3,113,278)
Purchase of Treasury Stock					(395,277)	(395,277)
Balance at December 31, 2001	$ 3,779,749	$ 2,073,102	$ 43,613,936	$ 1,342,672	$ (1,084,753)	$ 49,724,706

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 2002, 2001 and 2000

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 2001	$ 3,779,749	$ 2,073,102	$ 43,613,936	$ 1,342,672	$ (1,084,753)	$ 49,724,706
Comprehensive Income						
Net income			8,937,299			8,937,299
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax of $718,036				1,393,742		1,393,742
Reclassification adjustment, net of deferred income tax benefit of $35,524				(68,958)		(68,958)
						1,324,784
Total Comprehensive Income						10,262,083
Cash dividends ($1.20)			(3,577,098)			(3,577,098)
Purchase of Treasury Stock					(258,513)	(258,513)
Balance at December 31, 2002	**$ 3,779,749**	**$ 2,073,102**	**$ 48,974,137**	**$ 2,667,456**	**$ (1,343,266)**	**$ 56,151,178**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

IBT BANCORP, INC. AND SUBSIDIARY

	Years Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 8,937,299	$ 7,465,334	$ 6,705,261
Adjustments to reconcile net cash from operating activities:			
Depreciation	684,731	607,993	528,335
Increase in cash surrender value of insurance	(584,847)	(85,914)	(49,707)
Net amortization/accretion of premiums and discounts	429,379	102,482	(9,800)
Net investment security (gains) losses	(133,745)	(392,098)	106,974
Provision for loan losses	1,100,000	500,000	300,000
Increase (decrease) in cash due to changes in assets and liabilities:			
Other assets	(540,772)	(8,527,117)	(1,560,516)
Accrued interest and other liabilities	(1,232,409)	(48,024)	1,327,616
Net Cash From (Used By) Operating Activities	8,659,636	(377,344)	7,348,163
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of certificates of deposit	-	(2,606,400)	(2,700,000)
Proceeds from maturity of certificates of deposit	-	5,206,400	3,000,000
Proceeds from sales of securities available for sale	31,725,398	8,128,240	6,153,348
Proceeds from maturities of securities available for sale	72,493,575	98,681,479	12,000,998
Purchase of securities available for sale	(125,205,572)	(99,729,469)	(29,959,587)
Net loans made to customers	(46,265,045)	(23,829,098)	(31,821,372)
Purchases of premises and equipment	(788,236)	(363,726)	(699,410)
Purchase of Federal Home Loan Bank stock	(1,050,800)	(137,500)	-
Net Cash Used By Investing Activities	(69,090,680)	(14,650,074)	(44,026,023)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	45,795,234	12,823,631	40,957,977
Net increase in securities sold under agreements to repurchase	3,318,764	2,184,882	2,565,593
Net decrease in federal funds purchased	-	-	(7,000,000)
Dividends	(3,577,098)	(3,113,278)	(2,762,018)
Proceeds from FHLB advances	7,000,000	9,000,000	7,000,000
Repayment of FHLB advances	(2,000,000)	(2,000,000)	(1,000,000)
Purchase of treasury stock	(258,513)	(395,277)	(601,864)
Net Cash From Financing Activities	50,278,387	18,499,958	39,159,688
Net Change in Cash and Cash Equivalents	(10,152,657)	3,472,540	2,481,828
Cash and Cash Equivalents at Beginning of Year	25,218,935	21,746,395	19,264,567
Cash and Cash Equivalents at End of Year	$ 15,066,278	$ 25,218,935	$ 21,746,395

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

IBT BANCORP, INC. AND SUBSIDIARY

	Years Ended December 31, 2002		2001		2000	
SUPPLEMENTAL DISCLOSURES						
Cash payments for:						
Interest	$	13,225,782	$	18,089,680	$	15,052,496
Income taxes	$	3,543,379	$	3,003,600	$	2,904,000
NON CASH TRANSACTIONS						
Recorded unrealized gains on securities available for sale at December 31	$	4,041,600	$	2,034,303	$	286,857
Deferred income taxes on recorded unrealized gains on securities available for sale at December 31	$	1,374,144	$	691,631	$	97,531
Loans transferred to foreclosed real estate during the year	$	857,681	$	432,376	$	320,992
Recorded nonmonetary gain on securities available for sale at December 31	$	1,986	$	81,092	$	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: IBT Bancorp, Inc. (the Bancorp), is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Irwin Bank and Trust Company (the Bank). The Bank is a full service state chartered commercial banking institution and provides a variety of financial services to individuals and corporate customers through its five branch offices, a loan center, a trust division, five supermarket branches and main office located in Southwestern Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family and multi-family residential loans, installment loans and commercial loans.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and the Bank. All significant intercompany accounts have been eliminated in the consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Investment Securities: All investments in debt and equity securities are to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount computed on a level yield basis. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available for sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported net of income taxes as a separate component of stockholders' equity until realized. At this time, management has no intention of establishing a trading securities classification.

Interest and dividends on securities are reported as interest income. Gains and losses realized on sales of securities represent the differences between net proceeds and carrying values determined by the specific identification method.

Advertising Costs: Advertising costs are expensed as incurred. Advertising expense totaled $406,898 for 2002, $340,513 for 2001 and $301,686 for 2000.

Loans and Allowance for Loan Losses: Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees.

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Large groups of smaller balance homogeneous loans are valued collectively for impairment. The amount of loss reserve is calculated using historical loss rates, net of recoveries, adjusted for environmental, and other qualitative factors such as industry, geographical, economic and politcal factors that can affect loss rates or loss measurements.

Allowances for losses on specifically identified loans that are determined to be impaired are calculated based upon collateral value, market value, if determinable, or the present value of the estimated future cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Loans are placed on nonaccrual status when they are 90 days past due, unless they are adequately collateralized and in the process of collection.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs for maintenance and repairs are expensed currently. Costs of major additions or improvements are capitalized.

Other Real Estate Owned (OREO): Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes: The Bancorp uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Bancorp files consolidated Federal income tax returns with its subsidiary.

Earnings per Share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding. The weighted average shares outstanding was 2,980,282, 2,993,693 and 3,003,334 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents: For purposes of the Statements of Cash Flows, the Bancorp considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, except certificates of deposit with maturities of more than three months, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Reclassification of Prior Year's Statements: Certain previously reported items have been reclassified to conform to the current year's classifications. The reclassifications have no effect on total assets, total liabilities and stockholders' equity, or net income.

NOTE 2 -- INVESTMENT SECURITIES

Investment securities available for sale consist of the following:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government Agencies	$ 78,956,706	$ 1,547,905	$ (1,852)	$ 80,502,759
Obligations of State and political sub-divisions	37,252,772	1,668,700	(31,994)	38,889,478
Mortgage-backed securities	52,300,534	1,803,446	-	54,103,980
Other securities	706,015	44,506	-	750,521
Equity securities	10,307,333	102,647	(1,091,758)	9,318,222
	$ 179,523,360	$ 5,167,204	$ (1,125,604)	$ 183,564,960

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government Agencies	$ 61,214,870	$ 1,380,083	$ (50,859)	$ 62,544,094
Obligations of State and political sub-divisions	31,530,177	510,233	(196,927)	31,843,483
Mortgage-backed securities	55,151,710	502,991	(128,591)	55,526,110
Other securities	700,745	38,458	-	739,203
Equity securities	10,234,892	69,873	(90,957)	10,213,808
	$ 158,832,394	$ 2,501,638	$ (467,334)	$ 160,866,698

NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

Gross realized gains and losses on calls and sales of available-for-sale securities were:

	Years Ended December 31, 2002	2001	2000
Gross realized gains:			
Obligations of U.S. Government Agencies	$ 42,922	$ 358,639	$ -
Obligations of state and political sub-divisions	760	5,348	-
Mortgage-backed securities	113,002	606	-
Equity securities	1,986	88,297	-
	$ 158,670	$ 452,890	$ -
Gross realized losses:			
Obligations of U.S. Government Agencies	$ -	$ 2,616	$ 106,974
Mortgage-backed securities	24,925	58,176	-
	$ 24,925	$ 60,792	$ 106,974

The amortized cost and estimated market value of the investment securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Market Value
Due in one year or less	$ 5,374,461	$ 5,421,136
Due after one year through five years	20,355,099	21,048,263
Due after five years through ten years	67,267,268	68,845,796
Due after ten years, includes equity securities	86,526,532	88,249,765
	$ 179,523,360	$ 183,564,960

As a member of the Federal Home Loan Bank of Pittsburgh (FHLB), the Bank is required to maintain a minimum amount of FHLB stock. The minimum amount is calculated based on level of assets, residential real estate loans and outstanding FHLB advances. The Bank held $3,152,600 and $2,101,800 of FHLB stock at December 31, 2002 and 2001.

NOTE 3 -- LOANS

Major classifications of loans are as follows:

	December 31, 2002	December 31, 2001
Mortgage	$ 210,244,046	$ 173,213,532
Home equity credit	15,832,462	11,001,475
Installment	59,321,023	64,053,168
Commercial	58,633,722	55,185,161
PHEAA	6,899,585	6,949,783
Municipal	11,190,265	5,368,664
Credit cards	32,445	31,940
Other	1,147,661	1,715,479
	363,301,209	317,519,202
Less:		
Allowance for loan losses	2,873,067	2,113,806
Deferred loan fees	556,628	273,622
	$ 359,871,514	$ 315,131,774

The aggregate amount of demand deposits reclassified as loan balances at December 31, 2002 and 2001 amounted to $490,961 and $643,226, respectively and are included in other loans.

The total recorded investment in impaired loans amounted to $619,326 at December 31, 2002 and $1,026,975 at December 31, 2001. The allowance for loan losses related to impaired loans amounted to $309,663 and $154,069 at December 31, 2002 and 2001, respectively.

Changes in the allowance for loan losses were as follows:

	Years Ended December 31, 2002	2001	2000
Balance, beginning of year	$ 2,113,806	$ 1,919,327	$ 2,365,874
Provision charged to operations	1,100,000	500,000	300,000
Loans charged off	(440,728)	(344,909)	(767,486)
Recoveries	99,989	39,388	20,939
Balance, end of year	$ 2,873,067	$ 2,113,806	$ 1,919,327

NOTE 4 -- PREMISES AND EQUIPMENT

Premises and equipment which are stated at cost are as follows:

	December 31, 2002	December 31, 2001
Land	$ 450,466	$ 450,466
Buildings and improvements	5,053,222	5,053,222
Furniture and equipment	5,932,750	5,144,515
	11,436,438	10,648,203
Less: Accumulated depreciation	6,677,424	5,992,693
	$ 4,759,014	$ 4,655,510

Depreciation expense was $684,731 in 2002, $607,993 in 2001 and $528,335 in 2000.

Eight of the Bank's commercial branch office buildings and/or land and the Bank's trust division office are leased by the Bank. These leases have initial terms of 1 to 20 years, and all contain renewal options for additional years.

The following is a summary of the future minimum lease payments under these operating leases:

For the year ended December 31,

2003	$ 212,072
2004	211,722
2005	165,387
2006	85,922
2007	59,116
2008 and thereafter	337,700
	$ 1,071,919

Rental expense under these operating leases was $183,005, $178,437 and $149,043 for the years ended December 31, 2002, 2001 and 2000, respectively.

In November 2002, the Board approved a commercial lease agreement between the Bank and Banco Business Park. The lease is for a term of three years commencing on March 1, 2003 and contains renewal options for additional two year terms. The three year lease has a base rental rate of $2,921 per month. The first month's rent and security deposit of the same amount or a total of $5,842 is due at the signing of the lease. The Bank signed the agreement and paid the $5,842 in January 2003. Lease payments for this agreement are included in the future minimum lease payment scheduled above.

NOTE 5 -- JOINT VENTURES

The Bancorp has an 85% limited partnership interest in T.A. of Irwin, L.P. This partnership commenced operations in October 2000 and provides title insurance to the general public. The Bancorp uses the equity method to account for its investment in the partnership. As of December 31, 2002 and 2001, the partnership is reflected in the other assets section of the balance sheet at $82,140 and $53,704, respectively.

NOTE 6 -- BANK OWNED LIFE INSURANCE

In 2001, the Bank purchased single premium life insurance policies on officers of the Bank at a cost of $10,000,000. At December 31, 2002 and 2001, the cash surrender value of these policies was $10,584,859 and $10,031,160, respectively and is included in the other assets section of the balance sheet. The increase in cash surrender value of these policies is recorded as other non-interest income.

NOTE 7 -- DEPOSITS

Time deposits maturing in years ending December 31, as of December 31, 2002 are summarized as follows:

2003	$	120,389,212
2004		34,278,474
2005		43,875,582
2006		6,587,107
2007		13,300,645
2008 and thereafter		8,899,032
	$	227,330,052

The Bank held related party deposits of approximately $3,600,000 and $3,166,000 at December 31, 2002 and 2001, respectively.

The Bank held time deposits that exceeded $100,000 of $47,748,416 and $35,499,455 at December 31, 2002 and 2001, respectively.

NOTE 8 -- REPURCHASE AGREEMENTS

The Bank offers its corporate customers an investment product fashioned in the form of a repurchase agreement. Under the terms of the agreement, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated U.S. Government or Agencies' securities owned by the Bank. The Bank in turn agrees to repurchase these investments on a daily basis and pay the customer the daily interest earned on them. The amount of repurchase agreements was $14,525,836 and $11,207,072 at December 31, 2002 and 2001, respectively.

NOTE 9 -- PLEDGED ASSETS

At December 31, 2002 and 2001, U.S. Government Agency obligations carried at approximately $42,800,000 and $35,700,000 respectively, were pledged to qualify for fiduciary powers, to secure public monies and for other purposes required or permitted by law. At December 31, 2002 and 2001, the carrying amount of securities pledged to secure repurchase agreements was approximately $27,900,000 and $17,600,000 respectively.

NOTE 10 -- INCOME TAXES

The provision for income taxes consists of:

	Years Ended December 31,		
	2002	2001	2000
Currently payable	$ 3,527,269	$ 3,072,885	$ 2,815,429
Deferred tax (benefit)	(346,958)	(87,061)	144,010
Total	$ 3,180,311	$ 2,985,824	$ 2,959,439

The significant components of temporary differences for 2002, 2001 and 2000 are as follows:

	Years Ended December 31,		
	2002	2001	2000
Provision for loan losses	$ (299,256)	$ (86,543)	$ 151,347
Depreciation	32,400	(30,397)	(12,665)
Valuation allowance	-	-	550
Pension	28,461	37,532	20,168
Deferred loan fees	(96,222)	(32,695)	(10,689)
Other	(12,341)	25,042	(4,701)
Total	$ (346,958)	$ (87,061)	$ 144,010

NOTE 10 -- INCOME TAXES (CONTINUED)

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes is as follows:

	Years Ended December 31, % of Pretax Income		
	2002	2001	2000
Provision at statutory rate	34.0 %	34.0 %	34.0 %
Effect of tax free income	(5.4)	(4.3)	(3.1)
Other	(2.4)	(1.2)	(0.3)
Effective tax rate	26.2 %	28.5 %	30.6 %

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of December 31, 2002 and 2001 are as follows:

	2002 Deferred Tax		2001 Deferred Tax	
	Assets	Liabilities	Assets	Liabilities
Provision for loan losses	$ 833,868	$ -	$ 534,922	$ -
Depreciation	-	165,059	-	126,131
Pension expense	-	122,499	-	94,039
Other	301,741	-	190,709	-
SFAS 115	-	1,374,144	-	691,631
	$ 1,135,609	$ 1,661,702	$ 725,631	$ 911,801

NOTE 11 -- FHLB ADVANCES

At December 31, 2002 and 2001, the Bank had the following advances from the Federal Home Loan Bank (FHLB).

2002	2001	Interest Rate	Maturity Date
$ -	$ 2,000,000	7.01% Fixed	August 8, 2002
10,000,000	10,000,000	5.86% Fixed w/Strike Rate	July 22, 2004
2,000,000	-	3.67% Fixed	September 5, 2007
5,000,000	5,000,000	5.63% Fixed to Float	July 21, 2008
5,000,000	5,000,000	4.86% Fixed to Float	October 23, 2008
4,000,000	4,000,000	5.18% Fixed w/Strike Rate	February 23, 2011
4,000,000	4,000,000	4.98% Fixed to Float	March 23, 2011
5,000,000	5,000,000	4.947% Fixed w/Strike Rate	August 29, 2011
5,000,000	-	4.607% Fixed w/Strike Rate	January 30, 2012
$ 40,000,000	$ 35,000,000		

Interest only is payable until maturity on all FHLB advances. Collateral for all advances includes all qualifying mortgages.

The Bank had maximum borrowing capacity with FHLB of approximately $261,519,000 and $245,229,000 at December 31, 2002 and 2001, respectively.

NOTE 12 -- EMPLOYEE BENEFIT PLANS

The Bank maintained one non-contributory defined benefit pension plan for its employees prior to 1995 (Plan #1). In 1995, various plan assumptions were changed which resulted in a reduction in benefits for older and long-standing employees. To compensate for this, a supplemental non-qualified plan was installed for those employees so affected (Plan #2). The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes for Plan #1. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets for the plans are primarily invested in U.S. Government obligations, corporate obligations and equity securities whose valuations are subject to fluctuations of the securities' market.

The actuarial measurement period of October 15, through October 14, was used to determine the components of the net periodic pension cost and the financial disclosures for both plans. The actuarial measurement date of October 15 was used in determining the plans' liabilities and asset information. The following is a combined summary of the plans' components as of December 31, 2002, 2001 and 2000, even though the information has been compiled on the basis of the actuarial measurement period.

	2002	2001	2000
Change in Projected Benefit Obligation:			
Benefit obligation at beginning of year	$ 2,253,576	$ 1,840,408	$ 1,765,691
Service cost	179,307	151,433	150,403
Interest cost	162,431	141,430	122,204
Actuarial loss due to settlement	-	-	-
Benefits paid	(161,570)	(68,612)	(75,139)
Plan settlement	-	-	-
Other – net	305,372	188,917	(122,751)
Benefit obligation at end of year	$ 2,739,116	$ 2,253,576	$ 1,840,408
Change in Fair Value of Plan Assets:			
Plan assets at estimated fair value at beginning of year	$ 2,350,244	$ 2,215,142	$ 2,016,241
Actual return on plan assets, net of expenses	(207,196)	4,280	105,065
Plan settlement	-	-	-
Benefits paid	(161,570)	(68,612)	(75,139)
Employer contributions	219,868	199,434	168,975
Fair value of plan assets at end of year	$ 2,201,346	$ 2,350,244	$ 2,215,142
Funded status	$ (537,770)	$ 96,668	$ 374,734
Unrecognized net loss from actuarial experience	1,057,676	377,432	27,502
Unrecognized prior service cost	(201,962)	(220,224)	(238,486)
Unamortized net asset existing at date of adoption of SFAS No. 87	(31,173)	(35,271)	(39,369)
Settlement	-	-	-
Prepaid pension cost	$ 286,771	$ 218,605	$ 124,381

NOTE 12 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

Net pension expense included the following components:

	Years Ended December 31,		
	2002	2001	2000
Service cost - benefits earned during the period	$ 179,307	$ 151,433	$ 150,403
Interest cost on projected benefit obligation	162,431	141,430	122,204
Actual return on plan assets, net of expenses	207,196	(4,280)	(105,065)
Recognized net actual loss	8,199	-	-
Net amortization and deferral	(405,431)	(183,373)	(70,789)
Net periodic pension cost	$ 151,702	$ 105,210	$ 96,753

The projected benefit obligation for Plan #1 was determined using an assumed discount rate of 6.75% for 2002, 7.25% for 2001 and 7.75% for 2000 and an expected rate of increase in compensation using a graded scale ranging from 3.5% to 5.5%. The projected benefit obligation for Plan #2 was determined using an assumed discount rate of 7.0% and an expected rate of increase in compensation of 3.50% for 2002, 2001 and 2000. For both plans, the assumed rate of return on the plans' investment earnings was 7% for 2002, 2001 and 2000.

In the months of December 2002, 2001 and 2000, the Bank contributed $264,969, $219,868 and $199,434, respectively, to the plans subsequent to the actuarial measurement dates of October 15, 2002, 2001 and 2000. Because these employer contributions were paid after the actuarial measurement period ended, the Bank's prepaid pension cost at December 31, 2002, 2001 and 2000 is $500,022, $406,868, and $301,896, respectively.

The Bank also maintains non-qualified deferred compensation plans for certain directors, which are generally funded by life insurance. Prior to 2002, premiums on those policies were paid for by the Bank. In 2002, the Bank elected to pay those premiums with dividends accruing on the insurance policies. The present value of these benefits to be paid under the programs is being accrued over the estimated remaining service period of the participants. The liability for these future obligations was $477,164 and $461,618 at December 31, 2002 and 2001, respectively.

In addition, the Bank maintains a qualified 401(k) - deferred compensation plan for eligible employees. The plan is designed to provide a predetermined matching contribution by the Bank based on compensation deferrals by participants in the plan. The Bank contributions, including administrative fees, for 2002, 2001 and 2000 amounted to $57,304, $53,404 and $49,526, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments were comprised of commitments to extend credit approximating $75,521,000 and $73,406,000, as of December 31, 2002 and 2001, respectively, and approximate fair value.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. The terms are typically for a one year period, with an annual renewal option subject to prior approval by management.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The Bancorp and Bank are involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the financial position of the Bancorp and Bank.

NOTE 14 -- RELATED-PARTY TRANSACTIONS

At December 31, 2002 and 2001, certain officers and directors of the Bancorp and the Bank, and companies in which they have beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $12,630,000 and $5,010,000, respectively. During 2002, new loans to such related parties were approximately $8,720,000 and repayments approximated $1,100,000.

NOTE 15 -- CONCENTRATION OF CREDIT

The Bank primarily grants loans to customers in Western Pennsylvania, and maintains a diversified loan portfolio and the ability of its debtors to honor their contracts is not substantially dependent on any particular economic business sector. A substantial portion of the Bank's investments in municipal securities are obligations of state or political subdivisions located within Pennsylvania. As a whole, the Bank's loan and investment portfolios could be affected by the general economic conditions of Pennsylvania. In addition, at December 31, 2002 and 2001, a significant portion of the Bank's "due from banks" and "federal funds sold" is maintained with two large financial institutions located in Southwestern Pennsylvania. The Bank maintains a cash balance and federal funds sold at financial institutions that exceed the $100,000 amount that is insured by the FDIC. Amounts in excess of insured limits, per the institutions' records, were approximately $2,656,000 and $8,993,000 at December 31, 2002 and 2001, respectively.

NOTE 16 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The carrying amount is a reasonable estimate of fair value.

Certificates of deposit: The carrying amounts of these short term investments approximate their fair value.

Investment securities: The fair value of securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Federal Home Loan Bank stock: The carrying value of the FHLB stock is a reasonable estimate of fair value due to restrictions on the securities.

Loans receivable: For certain homogeneous categories of loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amounts of borrowings under repurchase agreements are short-term borrowings and approximate their fair values.

FHLB advances: The fair value of FHLB advances was determined using a discounted cash flow analysis based on current FHLB advance rates for advances with similar maturities.

The estimated fair value of the Bancorp's financial instruments as of December 31, 2002 are as follows:

	Carrying Amount	Fair Value
Financial Assets:		
Cash and cash equivalents	$ 15,066,278	$ 15,066,278
Certificate of deposit	$ 100,000	$ 100,000
Investment securities	$ 183,564,960	$ 183,564,960
Federal Home Loan Bank stock	$ 3,152,600	$ 3,152,600
Loans receivable	$ 359,871,514	$ 375,939,514
Financial liabilities:		
Deposits	$ 468,257,327	$ 473,756,000
Short-term borrowings	$ 14,525,836	$ 14,525,836
FHLB advances	$ 40,000,000	$ 50,395,000

The market values of investments, which are based upon quoted market prices, are contained in Note 2.

NOTE 17 -- REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bancorp. The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subjected.

The Bank's actual capital ratios as of December 31, 2002 and 2001, the minimum ratios required for capital adequacy purposes, and the ratios required to be considered well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 provisions are as follows:

	December 31,		Minimum Capital Requirements	Well Capitalized Requirements
	2002	2001		
Risk-based capital ratio	15.2%	15.8%	8.0%	10.0% or higher
Leverage capital ratio	8.9%	9.0%	3.0% to 4.0%	5.0% or higher
Tier 1 risk-based capital ratio	14.4%	15.1%	4.0%	6.0% or higher

Included in cash and due from banks are required federal reserves of $4,358,000 and $3,886,000 at December 31, 2002 and 2001, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of due from banks.

NOTE 18 -- STOCK OPTION PLAN

The Bank's Stock Option Plan authorizes the granting of stock options to Bank directors and employees for up to 300,000 shares of common stock. The stock option plan provides for a term of ten years, after which no awards may be made. Under the plan, the exercise price of each option equals the market price of the Bank's stock on the grant date, and an option's maximum term is ten years. Options constitute both incentive and non-incentive stock options and are generally granted annually in the month of May. Options granted to directors are immediately vested and are exercisable six months from the grant date and options granted to employees generally vest over three years.

As of December 31, 2002, a total of 129,500 stock options have been granted, of which, 66,513 are vested and exercisable, 53,196 have not vested, 6,625 have been exercised and 3,166 have been forfeited.

NOTE 18 -- STOCK OPTION PLAN (CONTINUED)

A summary of the status of the Bank's stock option plan is presented below:

	December 31,					
	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	94,000	$ 23.97	61,000	$ 24.50	-	-
Granted	35,500	$ 32.88	33,000	$ 23.00	61,000	$ 24.50
Forfeitures	(3,166)	$ 23.79	-	-	-	-
Exercised	(6,625)	$ 25.58	-	-	-	-
Outstanding at December 31,	119,709	$ 26.53	94,000	$ 23.97	61,000	$ 24.50
Exercisable at December 31,	66,513	$ 25.70	41,333	$ 24.17	18,000	$ 24.50

The options outstanding at December 31, 2002, 2001 and 2000 had a weighted-average contractual maturity of 9.375 years, 8.375 years, and 7.375 years, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,		
	2002	2001	2000
Dividend yield	3.79%	3.59%	4.57%
Expected life	7 years	7 years	7 years
Expected volatility	19%	18%	27%
Risk-free interest rate	3.75%	4.95%	5.10%
Weighted-average fair value	$7.46	$7.69	$3.21

The Bank accounts for stock options in accordance with Accounting Principles Board Opinion No. 25. Had the Bank determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Bank's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,		
	2002	2001	2000
Net income:			
As reported	$8,937,299	$7,465,334	$6,705,261
Pro Forma	$8,609,816	$7,351,115	$6,667,126
Net income per share:			
Basic and Diluted as reported	$3.00 and $2.99	$2.49	$2.23
Basic and Diluted Pro Forma	$2.84	$2.45	$2.20

NOTE 18 -- STOCK OPTION PLAN (CONTINUED)

Weighted-average number of shares outstanding assuming dilution of exercisable stock options using the treasury stock method was 2,991,043, 2,994,088 and 3,003,334 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 19 -- TREASURY STOCK

In 2002 and 2001, the Bancorp repurchased 8,040 and 16,228 shares of its stock for $258,513 and $395,277, respectively, and is being held as treasury stock.

NOTE 20 -- RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation". This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years beginning after December 15, 2003. Management has not yet determined the impact of SFAS No. 148, however, it does not believe the statement will have a material impact on the Bank or its operations.

NOTE 21 -- PARENT COMPANY FINANCIAL INFORMATION

The condensed financial information for IBT Bancorp, Inc. as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 is as follows:

BALANCE SHEETS

	December 31	
	2002	2001
ASSETS		
Cash in bank	$ 401,584	$ 245,690
Investment in subsidiary	54,926,513	48,787,607
Securities available for sale	554,207	436,935
Other assets	303,774	275,338
Total Assets	$ 56,186,078	$ 49,745,570
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 34,900	$ 20,864
Stockholders' Equity	56,151,178	49,724,706
Total Liabilities and Stockholders' Equity	$ 56,186,078	$ 49,745,570

STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
Income			
Dividends from subsidiary	$ 4,000,000	$ 3,650,000	$ 3,325,000
Other dividends	14,069	16,978	14,141
Investment security gains	1,986	88,297	-
Income from joint ventures	185,541	102,124	-
Expenses			
Professional fees	72,371	87,923	76,676
Loss on joint ventures	-	27,471	80,085
Miscellaneous	33,203	16,880	18,271
Income Before Income Taxes and Equity in Undistributed Earnings of Subsidiary	4,096,022	3,725,125	3,164,109
Equity in Undistributed Earnings of Subsidiary	4,841,277	3,740,209	3,541,152
Net Income	$ 8,937,299	$ 7,465,334	$ 6,705,261

NOTE 21 -- PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 8,937,299	$ 7,465,334	$ 6,705,261
Adjustments to reconcile net income to net cash provided by operating activities:			
Net undistributed earnings of joint ventures	(185,541)	(74,652)	-
Investment security gains	(1,986)	(88,297)	-
Decrease in cash due to changes in assets and liabilities:			
Equity in undistributed earnings of subsidiary	(4,841,277)	(3,740,209)	(3,541,152)
Other assets	-	-	(58,146)
Net Cash From Operating Activities	3,908,495	3,562,176	3,105,963
CASH FLOWS FROM INVESTING ACTIVITIES			
Distributions from joint ventures	157,105	79,095	-
Proceeds from sale of securities available for sale	-	478,554	260,631
Purchase of securities available for sale	(74,095)	(369,062)	-
Net Cash From Investing Activities	83,010	188,587	260,631
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(3,577,098)	(3,113,278)	(2,762,018)
Purchase of Treasury Stock	(258,513)	(395,277)	(601,864)
Net Cash Used by Financing Activities	(3,835,611)	(3,508,555)	(3,363,882)
Net Change in Cash and Cash Equivalents	155,894	242,208	2,712
Cash and Cash Equivalents at Beginning of Year	245,690	3,482	770
Cash and Cash Equivalents at End of Year	$ 401,584	$ 245,690	$ 3,482

NOTE 22 -- CONDENSED CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Quarters Ended 2002			
	March 31	June 30	September 30	December 31
Interest income	$ 8,207,972	$ 8,343,506	$ 8,523,469	$ 8,485,279
Interest expense	3,207,376	3,161,028	3,234,016	3,226,173
Net interest income	5,000,596	5,182,478	5,289,453	5,259,106
Provision for loan losses	250,000	250,000	300,000	300,000
Non-interest income	1,335,340	1,253,906	1,307,726	1,420,083
Non-interest expense	2,849,710	3,264,057	3,171,255	3,546,056
Income before income taxes	3,236,226	2,922,327	3,125,924	2,833,133
Income tax expense	805,240	779,597	834,259	761,215
Net income	$ 2,430,986	$ 2,142,730	$ 2,291,665	$ 2,071,918
Net income per Share of Capital Stock	$ 0.81	$ 0.72	$ 0.77	$ 0.70

	Quarters Ended 2001			
	March 31	June 30	September 30	December 31
Interest income	$ 8,871,456	$ 8,885,862	$ 8,864,164	$ 8,563,255
Interest expense	4,470,686	4,426,058	4,237,634	3,823,867
Net interest income	4,400,770	4,459,804	4,626,530	4,739,388
Provision for loan losses	75,000	100,000	90,000	235,000
Non-interest income	799,414	1,026,347	1,041,765	1,141,282
Non-interest expense	2,600,794	2,776,724	2,785,829	3,120,808
Income before income taxes	2,524,390	2,609,427	2,792,466	2,524,862
Income tax expense	759,238	726,053	808,084	692,449
Net income	$ 1,765,152	$ 1,883,374	$ 1,984,382	$ 1,832,413
Net income per Share of Capital Stock	$ 0.59	$ 0.63	$ 0.66	$ 0.61

IBT Bancorp, Inc. (the "Company"), a Pennsylvania corporation, is the bank holding company for Irwin Bank & Trust Company ("Irwin Bank"). Irwin Bank is the principal subsidiary of the Company.

Irwin Bank & Trust Company was incorporated in 1922 under the laws of Pennsylvania as a commercial bank. The Bank is headquartered in Irwin, Pennsylvania and conducts business through 6 full service branches, 5 supermarket branches, a loan office and a trust office, in the Pennsylvania counties of Westmoreland and Allegheny. Irwin Bank is a diversified financial services institution providing a broad range of deposits, commercial and retail banking services, as well as trust services to consumers and businesses. Deposits in Irwin Bank are insured by the Federal Deposit Insurance Corporation to applicable limits.

Stock Market Information

The Company's common stock is listed on the OTC Bulletin Board under the symbol "IBTB". As of March 03, 2003, IBT Bancorp, Inc. had approximately 657 shareholders of record and 2,977,655 shares of common stock issued and outstanding. The number of shareholders does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

The following table sets forth high and low bid prices per share for the common stock for the calendar quarters indicated, based upon information obtained from the OTC Bulletin Board. All such bid prices reflect inter-dealer prices, without retail mark-down or commissions and may not necessarily represent actual transactions.

	Price Range		Cash Dividends
	High ($)	Low ($)	Declared Per Share ($)
2001			
First Quarter	22.25	20.13	.26
Second Quarter	25.00	21.37	.26
Third Quarter	26.50	24.35	.26
Fourth Quarter	29.00	25.10	.26

	Price Range		Cash Dividends
	High ($)	Low ($)	Declared Per Share ($)
2002			
First Quarter	33.00	27.30	.30
Second Quarter	33.00	30.50	.30
Third Quarter	35.00	31.90	.30
Fourth Quarter	39.95	34.15	.30

The ability of the Company to pay dividends is dependent upon the ability of Irwin Bank to pay dividends to the Company. Because Irwin Bank is a depository institution insured by the FDIC it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC.

Additionally, Irwin Bank is also subject to certain state banking regulations. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to Irwin Bank and to commit resources to support Irwin Bank in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends declarable by the Company.

Annual Shareholders Meeting

The Annual Meeting of shareholders of IBT Bancorp, Inc. will be held on Tuesday, April 15, 2003 at 2:00 p.m. at the Irwin Masonic Hall, located at 417 Main Street, Irwin, Pennsylvania.

Form 10-K

The Annual Report for the year ended December 31, 2002 filed with the Securities & Exchange Commission on Form 10-K, is available without charge upon written request. For a copy of the Form 10-K, please contact: Charles G. Urtin, President and Chief Executive Officer, IBT Bancorp, Inc., 309 Main Street, Irwin, Pa 15642

Transfer Agent

Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-368-5948

Independent Auditors

Edwards Sauer & Owens
500 Warner Centre
Pittsburgh, Pa 15222

Market Makers

E. E. Powell & Company
Mark Ingold
1100 Gulf Tower
Pittsburgh, Pa 15219
1-800-282-1940

Ryan Beck & Co.
Brian Jacobelli
Liberty Center
Suite 900
1001 Liberty Avenue
Pittsburgh, Pa 15222
1-800-223-8162

Special Counsel

Malizia Spidi & Fisch, PC
1100 New York Avenue, NW
Suite 340 West
Washington, D.C. 20005

Stock Listing

OTC Bulletin Board
Under the Symbol "IBTB"

Irwin Bank & Trust Company Locations

Main Office
309 Main Street
Irwin, PA 15642
724-863-3100

Loan Center
319 Main Street
Irwin, PA 15642
724-863-3100

Trust Division
Suite 204
20 N. Pennsylvania Avenue
Greensburg, PA 15601
724-836-2010

UVest Investments
319 Main Street
Irwin, PA 15642
724-978-2751

Branch Offices

Route 30
9570 Route 30
Irwin, PA 15642
724-863-2510

Monroeville
Haymaker Village
4580 Broadway Blvd.
Monroeville, PA 15146
412-858-4450

Pitcairn
512 Broadway Blvd.
Pitcairn, PA 15140
412-372-3838

Irwin-North Huntingdon
Irwin Bank *Extra* – Scozio's Shop N' Save
Norwin Hills Shopping Center
8775 Norwin Avenue
North Huntingdon, PA 15642
724-861-8701

White Oak
Irwin Bank *Extra* – Scozio's Shop N' Save
Oak Park Mall
2001 Lincoln Way
White Oak, PA 15131
412-664-0984

Penn Township
4021 Route 130
Irwin, PA 15642
724-744-2176

White Oak
Oak Park Mall
2003 Lincoln Way
White Oak, PA 15131
412-678-3000

Ft. Allen
Irwin Bank *Extra* – Hempfield Shop N' Save
Route 136 & Janyce Drive
Greensburg, PA 15601
724-853-8540

Monroeville
Haymaker Village
Irwin Bank *Extra* – Giant Eagle
4548 Broadway Blvd.
Monroeville, PA 15146
412-856-5330

Penn Crossing
Irwin Bank *Extra* – Scozio's Festival Foods
2000 Penny Lane
Jeannette, PA 15644
724-744-6111

IRWIN BANK
& TRUST COMPANY
Member FDIC
Your Bank For The Future

www.MyIrwinBank.com